Exhibit (p)(33)

Pacific Select Distributors, Inc.

Code of Ethics

Effective June 1, 2010

I.	Overview

SEC Rule 17j-1(c) requires that every Fund’s principal underwriter adopt a written code of ethics containing provisions reasonably necessary to prevent its Access Persons (as defined by Pacific Select Fund as well as Pacific Life Funds (collectively the “Funds”)) from engaging in specified types of conduct outlined in 17j-1(b). This code of ethics is intended to address the requirements of 17j-1.

II.	Applicability

This Code of Ethics applies to all directors and officers of Pacific Select Distributors (PSD).

III.	Access Persons

An Access Person of PSD is a director or officer who, in the ordinary course of business of PSD, makes, participates in or obtains information regarding the purchase or sale of Covered Securities1 by the Funds, or whose functions or duties in the ordinary course of business of PSD relate to the making of any recommendation to the Fund regarding the purchase or sale of Covered Securities.

PSD does not have Access Persons, thus the reporting requirements of 17j-1(d) do not apply to PSD. PSD will conduct a periodic review to confirm that PSD does not have personnel who qualify as Access Persons. In the event that PSD determines that certain of its personnel are Access Persons, the Chief Compliance Officer of PSD and the Chief Compliance Officer of the Funds will ascertain whether this Code of Ethics should be amended to reflect the other substantive terms of Rule 17j-1.

Access Persons of the Funds or Pacific Life Fund Advisors, (the “Adviser”) who may also be directors or officers of PSD remain subject to the supervision and monitoring of their trading activity by the Funds or Adviser for compliance with the Funds’ or Adviser’s Code of Ethics.

IV.	Statement of General Principals
•	Individuals must avoid any appearance of (or actual) conflict of interest with respect to personal securities transactions, including those that relate to the activities of the Funds.
•	Individuals in their role of director or officer of PSD must not make recommendations, participate in or obtain information regarding the purchase or sale of covered securities by the Funds.

V.	Prohibitions
1)	To employ any device, scheme or artifice to defraud either or both Funds;

1 Covered Security means a security as defined in section 2(a)(36) of the Act, except that it does not include:

i.	Direct obligations of the Government of the United States;
ii.	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and
iii.	Shares issued by open-end Funds.

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2)	To make any untrue statement of a material fact to either or both Funds or omit to state a material fact necessary in order to make the statements made to either or both Funds, in light of the circumstances under which they are made, not misleading;
3)	To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on either or both Funds; or
4)	To engage in any manipulative practice with respect to either or both Funds.

VI.	Inclusion in PSD’s Written Policies and Procedures

Once adopted by PSD’s Board of Directors, this Code will be included in PSD’s written policies.

VII.	Certifications

On an annual basis, PSD’s directors and officers are required to certify their compliance with and understanding of PSD’s Code of Ethics as amended and in effect at the time of certification.

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